Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY THE CSRC OF THE APPLICATION FOR THE NON-PUBLIC ISSUANCE OF OVERSEAS LISTED FOREIGN SHARES (H SHARES) OF THE COMPANY

Reference is made to the announcements (the “Announcements”) of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017 and 22 November 2017 in relation to, among other things, (i) the proposed issue of not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) (the “Non-public Issuance of A Shares”); and (ii) the proposed issue of not more than 600,925,925 new H Shares (including 600,925,925 H Shares) to Nan Lung (the “Non-public Issuance of H Shares”). Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements.

The Company has recently received the Approval on Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2018] No. 431) (《關於核准中國南方航空股份有限公司非公開發行境外上市外資股的批復》（證監許可 [2018]431號）) issued by the China Securities Regulatory Commission (the “CSRC”). Pursuant to such approval, the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares, all of which are ordinary shares with the nominal value of RMB1 per share.

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are inter-conditional upon each other. If any matter relating to the Non-public Issuance of A Shares fails to obtain all of the approvals required under the applicable laws and regulations, any content relating to the Non-public Issuance of H Shares will then not be implemented. The Company will continue to deal with subsequent matters in respect of the issuance in accordance with relevant laws and regulations and the requirements set out in the approval and disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

16 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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